UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-52459

Essex Rental Corp.
(Exact name of registrant as specified in its charter)

1110 Lake Cook Road, Suite 220, Buffalo Grove, Illinois, 60089, (847) 215-6500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, $.0001 par value per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain)

Please place an X in the box(es) to designate the rule provision(s) relied upon to terminate of suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 198

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Essex Rental Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ESSEX RENTAL CORP.

Date: December 28, 2015	By:	/s/ Kory M. Glen
Name: Kory M. Glen
Title: Chief Financial Officer